SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SPOTLIGHT INNOVATION INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

849207105

(CUSIP Number)

Cristopher Grunewald

11147 Aurora Avenue

Aurora Business Park, Building 3

Urbandale, IA 50322

(515) 274 9087

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 849207105	13D

1	NAME OF REPORTING PERSONS Cristopher Grunewald
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%*
14	TYPE OF REPORTING PERSON IN

____________

* Represents the percentage ownership based on 34,473,514 shares of common stock of Spotlight Innovation Inc. outstanding as of May 18, 2017.

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Item 5. Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person beneficially owns 4,000,000 shares of the Issuer’s common stock and warrants to purchase up to 500,000 shares of the Issuer’s common stock at an exercise price of $1.25 per share for a term of three years, which represents approximately 12.9% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 4,500,000 shares of common stock of the Issuer.

(c)

On May 22, 2017, the Reporting Person was issued warrants to purchase up to 500,000 shares of common stock in connection with entering into a Consulting Agreement with the Company. Also on May 22, 2017, upon mutual agreement of the Reporting Person and the Issuer, the Reporting Person cancelled 1,618,627 shares of the Issuer’s common stock. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer since the most recent filing of Schedule 13D.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,000,000 shares of common stock or the warrants to purchase up to 500,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: May 31, 2017	/s/ Cristopher Grunewald
Cristopher Grunewald

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